Exhibit 9

Schedule 13D

This document is a free translation only. Due to the complexities of language translation, translations are not always precise. The original Memorandum of Understanding was prepared in Portuguese and in case of any divergence, discrepancy or difference between this version and the Portuguese version, the Portuguese version shall prevail. The Portuguese version is the only valid and complete version and shall prevail for any and all purposes. There is no assurance as to the accuracy, reliability or completeness of the translation. Any person reading this translation and relying on it should do so at his or her own risk.

MEMORANDUM OF UNDERSTANDING

This Memorandum of Understanding (“MOU”) is entered into for the purpose of consolidating the alliance between Portugal Telecom, SGPS S.A. (“Portugal Telecom”) and Oi S.A. (“Oi”) that was established in 2010 and developed since that time through mutual investments held by Portugal Telecom and Oi, with the aim of developing a global telecommunications enterprise, which would allow, through this industrial alliance, cooperation in various areas, sharing of best practices, increased economies of scale, R&D initiatives, technology development and expansion of the international presence of Portugal Telecom and Oi, notably in Brazil, Portugal and Africa, diversification of services, maximization of synergies and reduction of costs, always seeking to offer better services and customers care for both groups and to create value for their shareholders (the “Industrial Alliance”).

Thus, under the Industrial Alliance, by this MOU, Oi, Portugal Telecom, AG Telecom Participações S.A. (“AG”), LF Tel S.A. (“LF”), PASA Participações S.A. (“PASA” ), EDSP75 Participações S.A. (“EDSP75”), Bratel Brasil S.A. (“Bratel Brasil”), Avistar, SGPS, S.A. (“BES”) and Nivalis Holding B.V. (“Ongoing”) set forth the principles, terms and conditions negotiated with the goal of completing a transaction (the “Transaction”) involving the combination of the business and affairs of Portugal Telecom and Oi, to be held by a single company, Telemar Participações S.A. (“TelPart”) or another company constituted for that purpose (in either case, “CorpCo”), which will have a widely held shareholder base comprised of the shareholders of Portugal Telecom, TelPart and Oi, with the capital of Corpco divided into a single series of common shares, which will be traded on BM&FBovespa S.A. — Bolsa de Valores, Mercadorias e Futuros (“BM&FBOVESPA”), the NYSE Euronext Lisbon and the New York Stock Exchange (“NYSE”), and will adhere to the rules of corporate governance of the Novo Mercado segment of BM&FBOVESPA (the “Formation of Corpco”). Each of Oi, Portugal Telecom, AG, LF, PASA, EDSP75, Bratel Brasil, BES and Ongoing is individually referred to as a “Party” and collectively as “Parties”.

The consummation of the Transaction, including a reorganization of the chain of control of Oi (the “TelPart Reorganization”), which, for purposes of this instrument, forms a part of the “Transaction,” is contingent upon the implementation of the various steps  after obtaining the necessary consents, including corporate and regulatory authorizations, in all applicable jurisdictions, without prejudice to the adoption of other measures that may arise in the course of negotiations, during the period set forth herein, which are deemed necessary following the signing of this MOU. The parties agree to negotiate in good faith after the date of this MOU based on the terms and conditions contained herein for the consummation of the Transaction.

1.                                                                                      Objective:

The Parties intend to establish the principles that will govern the negotiations of a series of transactions intended to consolidate the Industrial Alliance upon the consummation of the Transaction, with the primary objective of combining the business and activities developed by Oi and Portugal Telecom, namely in Brazil, Portugal and Africa.

2.                                                                                      Purposes of the Transaction; Formation of Corpco and Corporate Reorganization:

The Industrial Alliance, including the strategic partnership and cooperation in various areas developed between Oi and Portugal Telecom since 2010, when Portugal Telecom became a shareholder of Oi and vice versa, permitted Oi and Portugal Telecom to identify potential synergies, efficiencies and opportunities whose full realization depends on the effective combination of business and activities of these companies through the Formation of Corpco.

Corpco, from its geographical base in Brazil, Portugal and Africa, with 260 million inhabitants, will occupy a considerable space in the global telecommunications industry, particularly in developing markets. Corpco will be able to meet the need to investment with a view to the improvement and expansion of services, will benefit from economies of scale, and will unify and develop its technological know-how, leveraging its expertise in the Portuguese-speaking markets and other markets, without limitation, with its resulting global positioning in a highly competitive industry.

Upon consummation of the Transaction, the business and affairs of Oi and Portugal Telecom will be, therefore, under the control and management of a single company, allowing the acceleration of the development of Oi in Brazil, the leveraging and further enhancement of the capacity for innovation of Portugal Telecom, and the realization of synergies.

For these reasons, the objective of integrating the operations of Portugal Telecom and Oi under the control of a single company will be guided by the following principles:

a)                  The formation of a single large multinational company based in Brazil with shares listed on BM&FBovespa, the NYSE Euronext Lisbon and the NYSE, which consolidates the shareholder bases of TelPart, Oi and Portugal Telecom;

b)                  The diffusion of Corpco’s shareholder base and inclusion of Corpco’s shares on the Novo Mercado segment of BM&BOVESPA;

c)                   The creation of greater liquidity and potential creation of value of the shares traded in those markets; and

d)                  Considering the high degree of recognition of their trademarks in the market, ensuring the continuity of operations under the trademarks of Oi and Portugal Telecom in their respective regions of operation, subject to the control and management of a single common Corpco, which will maximize synergies, reduce operational risks, optimize the efficiency of investments and ensure best practices.

3.                                                                                      Corporate Steps:

The following are the corporate actions and steps to be implemented for the consummation of the Transaction:

3.1            A capital increase by publicly issuing common shares and preferred shares of Oi, subject to the conditions set forth below (the “Oi Capital Increase”):

3.1.1 The Oi Capital Increase will be effected through the public subscription for common and preferred shares, preferably in proportion to the current ratio between issued and outstanding common and preferred shares of Oi. This ratio may be adjusted to comply with the legal limit between voting and non-voting shares. The shares issued shall be paid upon subscription in cash or assets, and the portion paid in assets will be fully paid by Portugal Telecom, through the contribution of the PT Assets (as defined in Item 4).

3.1.2 The estimated amount of the Oi Capital Increase as of the date of this MOU is approximately R$14.1 billion, with the approximate amount to be paid in cash of a minimum of R$7.0 billion, with the objective of reaching R$8.0 billion, and the approximate amount to be paid with the PT Assets of R$6.1 billion. The Definitive Agreements will provide that the Capital Increase of Oi will be subject to the full subscription of the minimum value of the portion to be paid in cash. For the purpose of this MOU, all of the percentages and amounts that follow presume the objective of using R$8.0 billion in cash to effect the Oi Capital Increase.

3.1.3 The portion of the Oi Capital Increase to be paid in cash will have a settlement guarantee provided by a consortium of banks (the “Underwriters”), in accordance with the terms and conditions to be negotiated with the Underwriters in a separate instrument, subject to market conditions at the time and the necessary approvals of the Underwriters. Additionally, current shareholders of TelPart, and BTG Pactual S.A., directly or through an investment vehicle managed and administered through Banco BTG Pactual S.A., will participate in the offering by placing a subscription order for approximately R$2.0 billion.

3.1.4 Portugal Telecom will execute a commitment to subscribe for the portion of the Oi Capital Increase to be paid for through the contribution of all the assets that are identified in the Valuation Report on PT Assets defined in Item 4 of this MOU, at the price per share of the Oi Capital Increase.

3.1.5 The shareholders of Oi will have priority in the subscription of the Oi Capital Increase, with the intention that the issue price of the preferred shares relative to the issue price of the common shares will reflect the current ratio established for the exchange of common and preferred shares of Oi for common shares of Corpco provided in Item 3.4.1 below. TelPart, AG and LF will assign all of their respective priority rights to Portugal Telecom free of charge.

3.1.6 Based on the result of the subscription orders in the Oi Capital Increase and the ratio of shares issued by Corpco in exchange for Oi shares provided in Item 3.4.1: (a) Portugal Telecom will not be obligated to consummate the Transaction and all other corporate steps described in this MOU if the percentage of the participation of Portugal Telecom in Corpco is equal to or less than 36.6% of the total capital stock of Corpco on a fully diluted basis after giving effect to the merger of Oi shares referred to in Item 3.4.1 and (b) TelPart will not be obligated to consummate the Transaction and all other corporate steps described in this MOU if the percentage of participation of Portugal Telecom in Corpco exceeds 39.6% of the total capital stock of Corpco on a fully diluted basis after giving effect to the merger of Oi shares referred to in Item 3.4.1. If the Transaction is not consummated as provided in this

Item 3.1.6, no Party shall be entitled to claim any compensation from the others, except as provided in Item 9.2 below.

3.1.7 The other conditions of the Oi Capital Increase will be set forth in the Definitive Agreements (as defined below).

3.2.         Reorganization of TelPart:

3.2.1 PASA will merge with and into AG, EDSP75 will merge with and into LF, and subsequently AG, LF and Bratel Brasil will merge with and into TelPart, and, at the time of this action, AG, LF and Bratel Brasil shall have no assets or liabilities (or will have cash or cash equivalents equal to their accounts payable), except exclusively that (i) AG will hold shares of TelPart and Oi, (ii) LF will hold shares of TelPart and Oi, and (iii) Bratel Brasil will hold shares of AG, LF, TelPart and Oi. The shareholders of AG and LF will receive, as a result of the mergers set forth herein, the shares held by AG and LF in the capital of TelPart, in proportion to the respective number of shares they hold in the merged companies after the conversions and exchanges of debentures set forth in Item 5.1. Changes in the number of shares held in AG, PASA, LF, EDSP75 and TelPart as a result of the conversions and exchanges of debentures set forth in Item 5.1 and 5.2 and these mergers, will not result in any transfer of control of such companies. After these conversions, exchanges and mergers, and in accordance Item 3.4.1, considering the shares of Oi directly and indirectly held by Portugal Telecom, excluding new shares subscribed to in the Oi Capital Increase, Portugal Telecom will be entitled to 554.47 million shares issued by Corpco.

3.2.2 TelPart, at the time of this action, will have no assets or liabilities (or will have cash or cash equivalents equal to its eventual accounts payable), except that TelPart will hold (directly and through Valeverde Participações S.A.) shares of Oi (and goodwill reserves relating to the investment in Oi).

3.3.         Application to List Corpco on the Novo Mercado:

3.3.1 Corpco will take all measures necessary to apply for on the Novo Mercado segment of BM&FBOVESPA.

3.3.2 Corpco will adopt the administrative structure and the corporate governance principles set forth in Item 7 of this MOU, including the election of members of its Board of Directors.

3.4            Merger of Shares (Incorporação de Ações) of Oi and Corpco and Subsequent Merger (Incorporação) of Portugal Telecom with and into Corpco:

3.4.1 Oi and Corpco will engage in a Merger of Shares (Incorporação de Ações) in which Oi will be converted into a wholly owned subsidiary of Corpco. As a result of the Merger of Shares, each common share of Oi will be exchanged for a newly issued share of Corpco and each preferred share of Oi will be exchanged for 0.9211 newly issued shares of Corpco. The exchange ratios of shares of Oi for newly issued shares of Corpco have been determined based on the parameter of market prices of the shares of Oi in a period of 30 days, which the Parties understand is appropriate. The Merger of Shares of Oi and Corpco will not result in withdrawal rights for shareholders of Oi under art. 137, II of Law No. 6,404/76.

3.4.2 Portugal Telecom and Corpco will engage in a Merger (Incorporação) of Portugal Telecom with and into Corpco, as a result of which Portugal Telecom will cease to exist. The Merger provided for herein (which will be structured as a merger by incorporation of Portugal Telecom with and into Corpco in accordance with the laws of Portugal), will be approved by the General Meeting of the shareholders of Corpco in conjunction with the Merger of Shares provided for in Item 3.4.1 and by the General Meeting of the shareholders of Portugal Telecom after the consummation of the transaction referred to in Item 3.1, provided that at the time of the Merger, Portugal Telecom will have no assets or liabilities (or will have cash equivalents equal to its accounts payable), except, exclusively, the shares issued by Corpco. By virtue of the Merger, the shareholders of Portugal Telecom will receive a number of shares of Corpco equivalent to the number of shares of Corpco held by Portugal Telecom immediately prior to the Merger.

The Transaction and its corporate steps described above and, where applicable, the steps set forth in Item 5 below, will be announced simultaneously and are subject to the approval in their entirety by the Prior Meeting of Shareholders under the Shareholders’ Agreements of PASA, EDSP75 and TelPart, executed or amended on January 25, 2011 (the “Existing Shareholders’ Agreements”), and by the shareholders and/or boards of directors of the companies involved, as applicable.

The consummation of each of the steps set forth in this Item 3 and in Item 5 shall be subject to the valid and final consummation of the Oi Capital Increase, as described in Item 3.1, subject to the consummation of the steps subsequent to the Oi Capital Increase, as may be provided in the Definitive Agreements. Thus, subject to fulfillment of conditions precedent that may be contractually established, the steps set forth in this Item 3 and in Item 5 will be undertaken as a single transaction to ensure their full implementation, which will be an essential condition for consummation of the Transaction and the enhancement of the Industrial Alliance.

4.                                                                                      Investment by Portugal Telecom Through the Contribution of PT Assets:

Portugal Telecom will contribute to Oi, in payment for the shares for which it subscribes in the Oi Capital Increase in accordance with Item 3.1, the shareholding interests held by Portugal Telecom in the companies that hold all of (i) the operating assets of Portugal Telecom, except interests held directly or indirectly in Oi and Contax Participações S.A. and (ii) Portugal Telecom’s liabilities at the time of contribution (the “PT Assets”), which will be identified and subject to appraisal by a specialized firm, whose valuation report will be submitted to the approval of the General Meeting of shareholders of Oi, pursuant to Law No. 6,404/76 (the “Valuation Report on PT Assets”). This transaction will also be subject to approval of the shareholders of Portugal Telecom gathered in General Meeting. This contribution will be made directly by Portugal Telecom or through the contribution of a company wholly owned by it which will hold at the time of the contribution all of the PT Assets.

Portugal Telecom has provided the management of Oi public and other relevant information whose disclosure is not legally restricted, relating to the PT Assets.

Portugal Telecom estimates the equity value of the PT Assets, to be valued for purposes of its contribution to the payment of the Oi Capital Increase, to be in a range of values with a minimum of €1.9 billion and a maximum of €2.1 billion, (the “Estimated Value of PT Assets”), equivalent to, respectively, R$5.8 billion and R$6.4 billion (based on the current exchange rate of 3.0181 reais per Euro).

Portugal Telecom shall accrue all costs incurred in the Transaction, including any other restructuring costs that should be properly incurred and/or accrued before the verification of the value of the PT Assets that are subject to appraisal.

The Valuation Report on PT Assets will indicate the values in reais of the PT Assets considering the exchange rate of Euros to reais on the date of issuance of the Valuation Report on PT Assets, which shall be the day immediately preceding the publication of the notice of the Extraordinary General Meeting of Oi to consider the Valuation Report on PT Assets, provided that the period between the date of issuance of the Valuation Report on PT Assets and the date of actual payment for the shares of Oi by Portugal Telecom through the contribution of the PT Assets to Oi does not exceed the minimum legal term. If the Valuation Report on PT Assets assigns values on the date of its issuance lower in euros than the Estimated Value of PT Assets considering the conversion rate of Euros to reais on the date of its issuance, Portugal Telecom has the right not to accept the assessed valuation and not to consummate the subscription of shares in the Oi Capital Increase to be paid up by the contribution of the PT Assets. In this case, no other Parties shall be entitled to claim any compensation from Portugal Telecom.

5.                                                                                      Contribution of Resources by Portugal Telecom for the Reorganization of TelPart:

5.1            Issuance of Debentures convertible into shares of AG and LF and exchangeable for preferred shares of Oi held by AG and LF:

5.1.1 AG and LF will issue, and Portugal Telecom will subscribe for, debentures (i) convertible into shares of AG and LF, in equal numbers, and (ii) exchangeable for preferred shares of Oi held by AG and LF, in equal numbers, in an amount sufficient to pay all indebtedness of AG and LF, including debt owed to BNDES, and pay the subscription price for debentures issued by TelPart as described in Item 5.2 below.

5.2            Issuance of Convertible Debentures by TelPart for Settlement of its Financial Indebtedness, To Be Subscribed by AG and LF:

5.2.1 TelPart will issue, and LF and AG will subscribe, in the proportion of 50% (fifty percent) each, for convertible debentures issued by TelPart in an amount sufficient to pay the entire indebtedness of TelPart, including debt owed to BNDES.

Portugal Telecom’s obligation to pay for the debentures issued by AG and LF to be subscribed by Portugal Telecom as described in Item 5.1 of this MOU, and the obligation of AG and LF to pay for debentures issued by TelPart to be subscribed by AG and LF as described in Item 5.2 of this MOU, are conditioned upon, and therefore will only occur after, the valid and final consummation of the Oi Capital Increase, as described in Item 3.1, it being agreed  that Portugal Telecom’s obligation to pay for the debentures issued by AG and LF and AG’s and LF’s obligation to pay for the debentures issued by

TelPart will be guaranteed at the time of their respective subscription through a pledge of the following shares of Oi held by Portugal Telecom or AG and LF, as appropriate: 1. 252 million  shares of Oi, held by Portugal Telecom, to be pledged to AG and LF, 2. 70 million shares of Oi, owned by AG, to be pledged to Telpart, and 3. 70 million shares of Oi, held by LF, to be pledged to Telpart.

6.                                                                                      Business Conduct of the Involved Companies and Other Acts Prior to the Consummation of the Transaction; Synergies:

The Parties undertake, following the execution of this MOU, to conduct the business and operations of the companies involved in the Transaction, in particular but without limitation, Oi and the PT Assets, in their ordinary course, refraining from the execution of any act that may prevent or impair the consummation of the Transaction, as well as the continued development of the potential synergies arising from the Industrial Alliance, in accordance with initiatives and workstreams with respect to Oi/PT already underway.

To this end, the Parties shall, under the Industrial Alliance established in 2010, entrust to the current CEO of Oi and President of PT Portugal, SGPS, S.A. (“PT Portugal”), Mr. Zeinal Bava, the complete coordination of the implementation of the Transaction, to be accompanied by a Steering Committee comprised of representatives of the Parties, with the following composition: Amilcar Morais Pires, Henrique Manuel Fusco Granadeiro, José Mauro Mettrau Carneiro da Cunha, Nuno Rocha dos Santos Almeida e Vasconcellos, Otávio Marques de Azevedo and Pedro Jereissati.

7.                                                                                      Governance and Administration of Corpco and its Subsidiaries:

Corpco’s bylaws shall provide that its Board of Directors shall be composed of eleven (11) members and eleven (11) alternate members. Members of the Board of Directors of Corpco to be elected in preparation for its listing on the Novo Mercado segment and the Merger of Shares of Oi and Corpco, shall serve for three (3) years from their election or until the General Meeting to examine Corpco’s financial statements for the third fiscal year to end after the end of the year in which the Merger of Shares occurs, whichever occurs last (the “First Board of Corpco”). The First Board of Corpco will be composed of the following members: Alexandre Jereissati Legey, Amilcar Morais Pires, Fernando Magalhães Portella, Fernando Marques dos Santos, Henrique Manuel Fusco Granadeiro, José Maria Ricciardi, José Mauro Mettrau Carneiro da Cunha, Nuno Rocha dos Santos de Almeida, Rafael Luís Mora Funes, Renato Torres de Faria and Sergio Franklin Quintella. Mr. José Mauro Mettrau Carneiro da Cunha and Mr. Henrique Manuel Fusco Granadeiro will assume the positions of President and Vice-President, respectively, of the First Board of Corpco.

Mr. Zeinal Bava, current CEO of Oi and CEO of PT Portugal, will be the CEO of Corpco and its subsidiaries. The Board of Directors of Corpco will meet immediately after its own election and confirm Mr. Zeinal Bava as CEO of Corpco after the consummation of the Transaction, by implementing the steps described in Item 3.4.1 of this MOU.

8.                                                                                      Procedures; Definitive Contracts of the Transaction:

The Parties shall develop negotiations with a view to achieving the objectives set forth in this MOU, and such negotiations shall be guided according to the dictates of good faith. The Parties shall use their best efforts, within the term of this MOU, or its possible extensions, to obtain all necessary approvals by the governing bodies of Oi and Portugal Telecom, and negotiate and execute the Prior Meeting of Shareholders of TelPart, which will consider all the steps and conditions of the Transaction, including the conditions of the proposed Oi Capital Increase, and the definitive agreements contemplating the measures necessary for implementation of the Transaction and the final consummation of the Industrial Alliance, as set forth in the terms of this MOU (the “Definitive Agreements”). In the Definitive Agreements, the Parties shall terminate, and shall release each other under, subject to the consummaton of the Transaction, the Existing Shareholders’ Agreements and other contracts that will be terminated due to the Transaction.

9.                                                                                      Conditions Precedent:

9.1  The completion of the Transaction contemplated by this MOU, including each of the steps mentioned in Items 3 and 5, shall in any event, be subject to cumulative satisfaction of the following conditions precedent, among others that may be necessary or defined:

a)            Obtaining the necessary legal and administrative authorizations in Brazil, Portugal and other applicable jurisdictions, particularly from CADE and Autoridade da Concorrência, including approvals and/or registrations with Anatel, ANACOM, the CVM, the CMVM and the SEC, as applicable;

b)            Agreement of the Parties to the terms and conditions of the Definitive Agreements, and approval of the terms of the Transaction by the competent governing bodies of each of the companies and their respective shareholders;

c)             Obtaining prior approvals from creditors and third parties where required to implement the Transaction, as well as the waivers or consent of creditors of the Parties and companies involved in the Transaction to avoid breaches or defaults under contracts as a result of the Transaction, in the manner to be agreed in the Definitive Agreements;

If any of the above conditions is not satisfied for any reason, none of the Parties will be required to consummate the Transaction contemplated by this MOU, and if the Transaction is not consummated, none of the Parties shall be entitled to claim any compensation from any other Party.

9.2  If the Transaction is not consummated for any reason other than a default by Portugal Telecom of its obligations under this MOU, Oi must reimburse Portugal Telecom for its costs and expenses related to the liability management exercise that have been incurred and documented by Portugal Telecom, up to a maximum value of US$10.0 million.

10.                                                                               Term:

This MOU will remain in effect until October 1, 2014, unless it is extended by the Parties by written agreement, and will cease to be valid on that date if the Parties do not reach an agreement regarding the subject matter of this MOU. Items 6, 8, 9.2 and 11 through 14 bind and obligate the Parties and shall remain in full force and effect as long as this MOU is in effect, while Item 12 shall remain in full force and effect for a further period of three years from the date of termination of this MOU.

11.                                                                               Exclusivity:

During the term of this MOU, the Parties shall ensure reciprocal exclusivity in relation to the matters contained herein.

12.                                                                               Confidentiality:

Each of the Parties, their respective officers, directors, collaborators or representatives, agree to maintain the confidentiality of negotiations and discussions undertaken under this MOU, as well as the information to which they have access as a result of the same, except with regard to compliance with applicable law and regulatory standards for securities markets applicable to the Parties and their respective subsidiaries.

13.                                                                               Market Disclosure:

Portugal Telecom and Oi shall, immediately after the signing of this MOU, disclose material facts to the market, subject to the terms of the drafts that are attached hereto and made a part of this MOU.

14.                                                                               Law, Dispute Resolution and Applicable Jurisdiction:

This MOU has been drafted under and will be governed by Brazilian law.

The parties expressly agree that the competent court to settle any litigation or dispute arising from the interpretation or application of this MOU will be the court of the City of Rio de Janeiro, expressly waiving jurisdiction of any other court, regardless of how privileged they are.

And, in witness whereof, the Parties execute this instrument in two counterparts of equal content and form, in the presence of two (2) undersigned witnesses.

Executed in Lisbon, Portugal, this 1st day of October, 2013.

Oi S.A.

Name:	Name:
Title:	Title:

Portugal Telecom SGPS, S.A.

Name:	Name:
Title:	Title:

AG Telecom Participações S.A.

Name:	Name:
Title:	Title:

LF Tel. S.A.

Name:	Name:
Title:	Title:

PASA Participações S.A.

Name:	Name:
Title:	Title:

EDSP75 Participações S.A.

Name:	Name:
Title:	Title:

Bratel Brasil S.A.

Name:	Name:
Title:	Title:

Avistar, SGPS, S.A.

Name:	Name:
Title:	Title:

Nivalis Holding B.V.

Name:	Name:
Title:	Title:

Witnesses:

1.	2.
Name:	Name:

RG:	RG:
CPF/MF:	CPF/MF: